SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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May 8, 2019

VIA EDGAR

Ms. Celeste M. Murphy, Assistant Director

Mr. Robert S. Littlepage, Accounting Branch Chief

Mr. Paul Fischer, Staff Attorney

Ms. Claire DeLabar, Staff Accountant

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	GSX Techedu Inc.
Registration Statement on Form F-1
CIK No. 0001768259

Dear Ms. Murphy, Mr. Littlepage, Mr. Fischer and Ms. DeLabar:

On behalf of our client, GSX Techedu Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the Company’s draft registration statement on Form F-1 confidentially submitted to the Commission on April 19, 2019, as well as two copies of the filed exhibits.

U.S. Securities and Exchange Commission

May 8, 2019

The Company respectfully advises the Staff that it plans to file an amendment to the Registration Statement containing the estimated offering size and price range on or about May 24, 2019, and commence the road show for the proposed offering on or about May 27, 2019. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Further to the Company’s earlier response to comment No. 4 in the letter from the staff of the Commission (the “Staff”) dated April 12, 2019, the Company has added the discussion of the fair value change in the Registration Statement.

The Company has also updated the Registration Statement to (i) include its unaudited condensed consolidated financial statements as of March 31, 2019 and for the three-month periods ended March 31, 2018 and 2019 and (ii) reflect other recent developments.

*    *     *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Lili Shan, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520 7256 or via e-mail at llshan@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Larry Xiangdong Chen, Chief Executive Officer, GSX Techedu Inc.

Nan Shen, Chief Financial Officer, GSX Techedu Inc.

Lili Shan, Partner, Deloitte Touche Tohmatsu Certified Public

Accountants LLP

Dan Ouyang, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional

Corporation

Weiheng Chen, Esq., Partner, Wilson Sonsini Goodrich & Rosati